
CI Financial

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com


10016487


RECEIVED
OCT 20 2010
189

October 1, 2010

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs: CI Fund Management

Re: ~~CI Financial~~ Corp. (the "Company"), as successor to CI Financial Inc. and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

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dw 10/27

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for August

TORONTO (September 2, 2010) – CI Financial Corp. ("CI") today reported gross retail sales of $587 million and net redemptions of $15 million for the month of August. Total assets under management at August 31, 2010 were $66.7 billion, a decrease of 0.5% over the month. Average retail assets under management for August were $63.4 billion, up 1.3% from $62.5 billion in July.

Sales consisted of $16 million in net redemptions of long-term funds and $1 million of net sales in money market funds. For the year-to-date, CI had gross retail sales of $6.8 billion and net sales of $1.2 billion.

Total fee-earning assets at August 31, 2010 were $88.5 billion. Assets under management consisted of retail investment funds at CI Investments Inc. of $63.2 billion and institutional assets of $3.6 billion. CI also reported assets under administration at Assante Wealth Management (Canada) Ltd. of $21.2 billion, and other fee-earning assets of $564 million.

Red Sky Capital Management, of which CI owns a substantial minority interest, launched the Red Sky Partners Fund on September 1, 2010 with an initial subscription of $34 million in assets under management. Red Sky Partners Fund is managed by industry veteran, Timothy Lazaris, and administered by CI.

In addition, on August 27, 2010, ScotiaFunds™ launched two new funds: The Scotia Global Balanced Fund and the Scotia Global Dividend Fund, which will be sub-advised by CI Investments.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI Financial **News Release**

CI FINANCIAL CORP. August 31, 2010 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	**GROSS SALES (millions)**	**REDEMPTIONS (millions)**	**NET SALES (millions)**
Long-term funds	$517	$533	-$16
Short-term funds	$70	$69	$1
TOTAL RETAIL FUNDS	$587	$602	-$15

FEE-EARNING ASSETS	Jul 31/10 (millions)	Aug 31/10 (millions)	% Change
Retail assets under management	$63,589	$63,172	-0.7%
Institutional managed assets	3,500	3,555	1.6%
TOTAL assets under management	$67,089	$66,727	-0.5%
Assante assets under administration*	20,966	21,246	1.3%
CI other fee-earning assets	624	564	-9.6%
TOTAL FEE-EARNING ASSETS	$88,679	$88,537	-0.2%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Jul 31/10 (millions)	Aug 31/10 (millions)	% Change
Monthly average retail assets	$62,537	$63,352	1.3%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Jun 30/10 (millions)	Aug 31/10 (millions)	% Change
Quarterly average retail assets	$63,515	$62,944	-0.9%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2009 (millions)	Fiscal 2010 (millions)	% Change
Fiscal year average retail assets	$55,430	$63,122	13.9%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	287,546,700	Debt Outstanding	$733
QTD weighted avg. shares	287,811,445	Cash and marketable securities	(140)
Yield at $19.80	3.9%	Net debt outstanding	$593
In-the-money options	4,805,593		
Percentage of all options	71%	Terminal redemption value of funds	$800
All options % of shares	2.4%		

*Includes CI and United Financial investment fund assets administered by Assante advisors.

ESTIMATED GEOGRAPHIC EXPOSURE OF AUM			
Canada	**52%**	**Asia**	**4%**
United States	**24%**	**Other**	**4%**
Europe	**8%**	**Cash**	**8%**

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President & Chief Executive Officer
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending September 30, 2010

Toronto, September 3, 2010 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending September 30, 2010 of $0.04167 per Priority Equity Share payable on September 30, 2010 to unitholders of record as at September 15, 2010.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, September 20, 2010 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending September 30, 2010 of $0.20 per unit payable on October 15, 2010 to unitholders of record as at September 30, 2010.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\ddj\distrib\2010\sept\sept-10.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending September 30, 2010

Toronto, September 21, 2010 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending September 30, 2010 payable on October 15, 2010 to unitholders of record as at September 30, 2010:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact:

CI Investments Inc.
(416) 364-1145
1-800-268-9374



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, September 21, 2010 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending September 30, 2010 of $0.375 per unit payable on October 15, 2010 to unitholders of record as at September 30, 2010.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments®

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI announces enhancements to Portfolio Select Series investment program

TORONTO (September 22, 2010) – CI Investments Inc. ("CI"), the manager of Portfolio Select Series, announced today that it has made a number of changes to this investment solution to ensure it continues to be positioned to take full advantage of evolving investment opportunities in Canadian and global investment markets.

Portfolio Select Series is a diversified strategic asset allocation program in which the portfolio managers, through their specialized mandates, have the discretion and opportunities to add value using day-to-day tactical actions through stock selection and sector allocation. The program provides a mix of fixed-income and equity investments in nine portfolios, each crafted to meet the needs of Canadian investors for capital preservation, income generation and long-term growth.

The changes include:

- The addition of expertise from State Street Global Advisors – a world leader in asset allocation. CI uses research and recommendations from State Street Global Advisors to help create the asset mix of each portfolio. With US$1.8 trillion in assets under management, 28 offices worldwide and more than 2,250 employees, State Street Global Advisors is one of the world's largest investment management companies.
- New asset mixes for each portfolio, which include, for example, increased exposure to a growing array of fixed-income and equity market opportunities in emerging markets. Each of the portfolios is based on four underlying multi-manager, pure-play, institutional-style pools, exclusive to Portfolio Select Series.
- The launch of a new income fund, Select Income Advantage Managed Corporate Class, which provides for income and capital growth though a diversified mix of Canadian and foreign government bonds, investment-grade and high-yield corporate bonds and high-yielding dividend stocks. This fund replaces Select Income Managed Corporate Class and Select 100i Managed Portfolio Corporate Class, which were merged into the new fund following approval by securityholders on September 17, 2010.

"With these enhancements, Portfolio Select Series will maintain its leadership as a compelling option for investors who require a sophisticated yet straightforward managed investment solution," said Derek J. Green, President of CI Investments.

Portfolio Select Series offers the proven expertise of award-winning portfolio managers such as Signature Global Advisors, Harbour Advisors, Tetrem Capital Management, Cambridge Advisors, Epoch Investment Partners, Altrinsic Global Advisors, and others.

Portfolio Select Series is also distinguished by being part of the CI Corporate Class structure, which provides for superior tax efficiency. Portfolio Select Series, suitable for all account types, is now available to more investors because the minimum initial investment has been reduced to $25,000 from $50,000.

More details on Portfolio Select Series are available through financial advisors, or by visiting the Portfolio Select Series website at www.ci.com/portfolioselect.

CI completes mergers of Artisan Portfolios and Institutional Managed Portfolios

CI, manager of United Financial's Artisan Portfolios and Institutional Managed Portfolios, also announced today that it has completed the merger of these investment products into similar solutions managed by CI Investments. The mergers were approved by securityholders at meetings held on September 17, 2010.

The Artisan Portfolios were merged into Portfolio Series and Institutional Managed Portfolios into Portfolio Select Series, as shown:

Merger of Artisan Portfolios with Portfolio Series

Terminating fund	**Continuing fund**
Artisan Most Conservative Portfolio	Portfolio Series Conservative Fund
Artisan Conservative Portfolio	Portfolio Series Conservative Balanced Fund
Artisan Moderate Portfolio	Portfolio Series Balanced Fund
Artisan Growth Portfolio	Portfolio Series Balanced Growth Fund
Artisan High Growth Portfolio	Portfolio Series Growth Fund
Artisan Maximum Growth Portfolio	Portfolio Series Maximum Growth Fund
Artisan Canadian T-Bill Portfolio	CI Money Market Fund
Artisan New Economy Portfolio	Portfolio Series Maximum Growth Fund

Merger of Institutional Managed Portfolios with Portfolio Select Series

Terminating fund	**Continuing fund**
Institutional Managed Income Pool	Select Income Advantage Managed Corporate Class
Institutional Managed Canadian Equity Pool	Select Canadian Equity Managed Corporate Class
Institutional Managed US Equity Pool	Select U.S. Equity Managed Corporate Class
Institutional Managed International Equity Pool	Select International Equity Managed Corporate Class

In each merger, the assets of the terminating fund were sold in return for units or shares (as applicable) of the respective continuing CI funds. Each investor received their proportionate number of units or shares of the equivalent market value in the continuing CI funds.

The mergers of Artisan Portfolios and Institutional Managed Portfolios streamline and simplify CI's lineup while putting investors into funds that offer enhanced tax efficiency through CI's Corporate Class structure. At the same time, clients' overall market exposure continues to be consistent with their individual preferences.

Under the United Financial brand name, CI provides a number of investment solutions that are distributed through advisors with Assante Wealth Management.

CI Investments Inc. is one of Canada's largest investment management companies. It offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com. CI is a subsidiary of CI Financial Corp. (TSX: CIX), an independent,

Canadian-owned wealth management firm with approximately $88.5 billion in fee-earning assets as of August 31, 2010.

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For further information:
Murray Oxby
Director, Communications
CI Investments
(416) 681-3254